    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION NOVEMBER 20, 1997.


                                                      REGISTRATION NO. 333-39245

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1
                                       TO
                                    FORM S-2


                             REGISTRATION STATEMENT

                                     UNDER

                           THE SECURITIES ACT OF 1933
                            ------------------------

                                 PC QUOTE, INC.


               DELAWARE                                 36-3131704
   (State or other jurisdiction of         (I.R.S. Employer Identification No.)
    incorporation or organization)

            PC QUOTE, INC.                   WILDMAN, HARROLD, ALLEN & DIXON
     300 SOUTH WACKER DRIVE, #300                 225 WEST WACKER DRIVE
          CHICAGO, IL 60606                    CHICAGO, ILLINOIS 60606-1229
            (312) 913-2800                            (312) 201-2000
       ATTENTION: JIM R. PORTER               ATTENTION: DONALD E. FIGLIULO
       CHIEF EXECUTIVE OFFICER             (Name, address, including zip code,
                                                           and
  (Address, including zip code, and       telephone number, including area code,
                                                            of
telephone number, including area code,              agent for service)
                  of
   registrant's principal executive
               office)



          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO PUBLIC:
   AS SOON AS PRACTICABLE AFTER THE REGISTRATION STATEMENT BECOMES EFFECTIVE.

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividends or
interest reinvestment plans, check the following box.                        /X/

    If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1),
check the following box.                                                     /X/

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective
registration statement for the same offering.                                / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                             / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement
for the same offering.                                             / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434,
check the following box.                                                     / /

                        CALCULATION OF REGISTRATION FEE


                                                                    PROPOSED MAXIMUM    PROPOSED MAXIMUM
            TITLE OF EACH CLASS OF                  AMOUNT TO        OFFERING PRICE        AGGREGATE           AMOUNT OF
         SECURITIES TO BE REGISTERED              BE REGISTERED        PER SHARE        OFFERING PRICE*    REGISTRATION FEE
Transferable Subscription Rights..............      7,402,246              0                   0                   0
Common Stock, $.001 par value.................     7,402,246*            $1.00            $7,402,246*          $2,243.10


*   Estimated solely for the purpose of calculating the Registration Fee.

------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DERTERMINE.


--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                 SUBJECT TO COMPLETION, DATED NOVEMBER 20, 1997

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF ANY OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                                7,402,246 SHARES


                                     [LOGO]

                                  COMMON STOCK


                          (AND RIGHTS TO ACQUIRE UP TO
                           7,402,246 OF SUCH SHARES)

                            ------------------------


    PC Quote, Inc., a Delaware corporation (the "Company"), is distributing to holders of record of shares of its common stock, $.001 par value per share (the "Common Stock"), as of the close of business on November 21, 1997 (the "Record Date"), other than Imprimis Investors LLC and Wexford Spectrum Investors LLC (together, the "Wexford Affiliates") which have agreed not to participate in the Rights Offering, transferable subscription rights (the "Rights") to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at a price of $1.00 per share (the "Subscription Price"). Stockholders will be entitled to one Right for each share of Common Stock held on the Record Date. Each Right will entitle its holder (a "Holder") to purchase one share of Common Stock (collectively the "Underlying Shares"). No fractional shares of Common Stock will be sold, and fractional interests will be rounded up.



    Upon exercise of the Basic Subscription Privilege, a Holder will also be entitled to purchase at the Subscription Price a pro rata portion of any Underlying Shares that are not otherwise subscribed for pursuant to the exercise of Basic Subscription Privileges (the "Oversubscription Privilege"). In the event there are any unexercised Rights after the Basic Subscription Privileges and Oversubscription Privileges have been fulfilled, then any such remaining unexercised Rights (the "Unexercised Allotment;" and, collectively, with the Basic Subscription Privilege, Oversubscription Privilege, and the sale of shares of Common Stock in connection therewith, the "Rights Offering") shall be offered to members of management, including Directors. If available, management intends to exercise a minimum of 250,000 Rights in such Unexercised Allotment and purchase the respective shares underlying such Rights at the Subscription Price.



    The Common Stock is currently traded on The American Stock Exchange. On November 14, 1997 the closing price of the Common Stock as reported on The American Stock Exchange was $1.50 per share. The Company has applied to list the Rights and the Underlying Shares issuable upon exercise of the Rights on The American Stock Exchange. The Company believes the Rights will commence trading on November 24, 1997. However, no assurances can be given that a market for the Rights will develop.



    THE RIGHTS WILL EXPIRE AT 4:30 p.m., Chicago Time, on December 19, 1997, unless extended by the Company (such date, as it may be extended on one or more occasions, is referred to herein as the "Expiration Date"). In no event will the Expiration Date be extended beyond February 27, 1998. If the Company elects to extend the term of the Rights, it will issue a press release to such effect not later than the first day The American Stock Exchange is open for trading following the most recently announced Expiration Date. Funds provided in payment of the Subscription Price will be held by American Securities Transfer & Trust, Inc., as the Subscription Agent, until the Closing, which will occur promptly following Expiration Date. The exercise of Rights is irrevocable once made, and no interest will be paid to Holders exercising their Rights.


    AN INVESTMENT IN THE COMPANY'S COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS" BEGINNING ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS IN THE SECURITIES OFFERED HEREBY.
 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION, NOR HAS THE COMMISSION PASSED UPON
             THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
                     REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.

                            ------------------------


               THE DATE OF THIS PROSPECTUS IS NOVEMBER   , 1997.

                             AVAILABLE INFORMATION

    The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement on Form S-2 (together with any amendments thereto, the "Registration Statement") under the Securities Act of 1933, as amended (the "Securities Act"), with respect to the Rights and the Underlying Shares. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in schedules and exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. Statements contained in this Prospectus as to the contents of any contract or other document referred to herein or therein are not necessarily complete, and, in each instance, reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, or incorporated by reference therein, for a more complete description of the matter involved and each such statement shall be deemed qualified in all respects by such reference. Such additional information may be obtained from the Commission's principal office in Washington, D.C.

    The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files periodic reports, proxy and information statements and other information with the Commission. The Registration Statement and the exhibits thereto, as well as such reports, proxy and information statements and other information, filed by the Company can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, DC 20549, and at the Regional Offices of the Commission located at 7 World Trade Center, New York, NY 10048 and Citicorp Center, 500 Madison Street, Suite 1400, Chicago, IL 60661. Copies of such material can be obtained upon written request addressed to the Public Reference Section of the Commission at 450 Fifth Street, N.W. Washington, D.C. 20549, at prescribed rates. The Commission also maintains a World Wide Web site on the Internet at www.sec.gov that contains reports, proxy and information statements and other information filed electronically with the Commission by registrants like the Company. The Common Stock is traded on The American Stock Exchange and reports, proxy and information statements and other information concerning the Company may be inspected at the offices of The American Stock Exchange, 86 Trinity Place, New York, NY 10006.

                      DOCUMENTS INCORPORATED BY REFERENCE

    The following documents filed by Company with the Commission are incorporated herein by reference:

    (i) the Company's 1996 Annual Report to Stockholders, containing the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended;

    (ii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 1997;


   (iii) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 1997, as amended on October 31, 1997;



    (iv) the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1997; and



    (v) the Company's Current Report on Form 8-K dated July 16, 1997, as amended on August 26, 1997.



    Copies of the Company's 1996 Annual Report to Stockholders, containing its Annual Report on Form 10-K for the fiscal year ended December 31, 1996, as amended, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 accompany this Prospectus. All documents filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, subsequent to the date of this Prospectus and prior to the termination of the Rights Offering, shall be deemed to be incorporated by reference to this Prospectus and to be a part hereof from the respective dates of the filing thereof.


    The Company will provide without charge to each person, including each beneficial owner, to whom a copy of this Prospectus is delivered, on the written or oral request of such person, a copy of any or all documents incorporated by reference into this Prospectus that are not delivered herewith, except the exhibits to such documents (unless such exhibits are specifically incorporated by reference in such documents). Requests for such copies should be directed to the Company's principal office: PC Quote, Inc., 300 South Wacker Drive, Suite 300, Chicago, Illinois 60606, Attn: Darlene Czaja, Tel. No. (312) 913-2800.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND THE FINANCIAL STATEMENTS AND RELATED NOTES THERETO APPEARING ELSEWHERE IN OR INCORPORATED BY REFERENCE INTO THIS PROSPECTUS.

                                  THE COMPANY

    PC Quote, Inc., a Delaware corporation (the "Company"), provides real-time and delayed financial data, including equities, commodities, futures and options quotations and news on a subscription basis to professional and consumer markets worldwide. Professional clients include brokerage firms, banks, insurance companies, fund managers, institutional and professional traders. The Company's "web site" offers non-fee delayed quotes to all visitors and real time subscription market data services to fee-based subscribers. The Company's principal executive offices are located at 300 South Wacker Drive, #300, Chicago, Illinois 60606 and its telephone number is (312) 913-2800. The Company's World Wide Web address is www.pcquote.com.

                              THE RIGHTS OFFERING


Rights............................  Each Holder of Common Stock (other than the Wexford
                                    Affiliates) will receive one transferable Right for each
                                    share of Common Stock held of record on the Record Date.
                                    An aggregate of 7,402,246 Rights will be distributed
                                    pursuant to the Rights Offering. An aggregate of
                                    7,402,246 shares of Common Stock will be sold if all
                                    Rights are exercised. The exercise of Rights is
                                    irrevocable once made, and no Underlying Shares will be
                                    issued until the closing following the Expiration Date.

Basic Subscription Privilege......  Holders are entitled to purchase at the Subscription
                                    Price one share of Common Stock for each Right held. See
                                    "The Rights Offering--The Rights" and "Subscription
                                    Privileges--Basic Subscription Privilege."

Oversubscription Privilege........  Each Holder who elects to exercise his or her Basic
                                    Subscription Privilege may also subscribe at the
                                    Subscription Price for Underlying Shares, if any,
                                    remaining unissued after satisfaction of all
                                    subscriptions pursuant to the Basic Subscription
                                    Privilege. If an insufficient number of Underlying
                                    Shares is available to satisfy fully all elections to
                                    exercise the Oversubscription Privilege, the available
                                    Underlying Shares will be allocated on a pro rata basis
                                    among Holders who exercise their Oversubscription
                                    Privilege based on the respective numbers of Underlying
                                    Shares subscribed for by such Holders pursuant to the
                                    Basic Subscription Privilege. In the event any Rights
                                    remain unexercised following satisfaction of the Basic
                                    Subscription and Oversubscription Privileges, the
                                    Company intends to offer the remaining Underlying Shares
                                    for purchase at the Subscription Price to members of
                                    management, including Directors. See "The Rights
                                    Offering-- The Rights" and "Subscription
                                    Privileges--Oversubscription Privilege."

Subscription Price................  $1.00 in cash per share of Common Stock.

Shares of Common Stock Outstanding
  after Rights Offering...........  Assuming that all Rights are fully exercised, 19,804,492 shares will be outstanding after the Rights Offering,
                                    based on 12,402,246 shares outstanding on the Record
                                    Date. The final number of shares of Common Stock that
                                    will be outstanding after the Rights Offering is
                                    dependent upon the extent to which Rights are exercised.
                                    Assuming the availability of sufficient funds therefor,
                                    the Company intends to use a portion of the net proceeds
                                    of the Rights Offering to repurchase an aggregate of
                                    four million shares of Common Stock from the Wexford
                                    Affiliates. Upon consummation of this proposed
                                    repurchase, 15,804,492 shares of Common Stock will be
                                    outstanding and the Company will hold 4,000,000 shares
                                    in its treasury. See"--Use of Proceeds," "Recent
                                    Developments--Financing Transaction with the Wexford
                                    Affiliates," and "Reason for the Rights Offering and Use
                                    of Proceeds."

Transferability of Rights.........  The Rights are transferable, and it is anticipated that they will trade on The American Stock Exchange until the
                                    close of business on the last trading day prior to the
                                    Expiration Date. In addition, the Company has applied to
                                    list the Rights and the Underlying Shares on The
                                    American Stock Exchange. The Company believes the Rights
                                    will commence trading on November 24, 1997. The Basic
                                    Subscription Privilege and the Oversubscription
                                    Privilege are only transferable together, and any
                                    transfer of a Right will be deemed a transfer of both
                                    the Basic Subscription Privilege and the
                                    Oversubscription Privilege. There can be no assurance,
                                    however, that any market for Rights will develop. See
                                    "The Rights Offering--Method of Transferring Rights."

Record Date.......................  November 21, 1997.

Expiration Date...................  December 19, 1997, unless extended by the Company from time to time, provided that the Expiration Date shall
                                    not be later than February 27, 1998, unless the Board of
                                    Directors determine that a material event has occurred
                                    which necessitates one or more further extensions of the
                                    Rights in order to permit adequate disclosure of
                                    information concerning such event to Holders. See "The
                                    Rights Offering--Expiration Date." If the Company elects
                                    to extend the term of the Rights, it will issue a press
                                    release to such effect not later than the first day on
                                    which The American Stock Exchange is open for trading
                                    following the most recently announced Expiration Date.
                                    In the event Company elects to extend the term of the
                                    Rights Offering by more than 14 calendar days, it will,
                                    in addition, cause written notice of such extension to
                                    be promptly sent to all Holders of record on the Record
                                    Date.

Procedure for Exercising Rights...  Rights may be exercised by properly completing the certificate evidencing such Rights (the "Subscription
                                    Certificate") and forwarding such Subscription
                                    Certificate (or following the Guaranteed Delivery
                                    Procedures, as defined below) to the Subscription Agent
                                    on or prior to the Expiration Date, together with
                                    payment in full of the Subscription Price for each
                                    Underlying Share subscribed for pursuant to the
                                    Subscription Privileges. If the mail is used to forward
                                    Subscription Certificates, it is recommended that
                                    insured, registered mail be used. The exercise of a
                                    Right may not be revoked or amended. If time does not
                                    permit a Holder or transferee of a Right to deliver its
                                    Subscription Certificate to the Subscription Agent on or
                                    before the Expiration Date, such Holder or transferee
                                    should make use of the Guaranteed Delivery Procedures
                                    described under "The Rights Offering--Exercise of
                                    Rights."

                                    If paying by uncertified personal check, please note
                                    that the funds paid thereby may take at least five
                                    business days to clear. Accordingly, Holders who wish to
                                    pay the Subscription Price by means of uncertified
                                    personal check are urged to make payment sufficiently in
                                    advance of the Expiration Date to ensure that such
                                    payment is received and clears by such date and are
                                    urged to consider payment by means of certified or
                                    cashier's check, money order or wire transfer of funds.

Persons Holding Shares, or Wishing
  to Exercise Rights Through
  Others..........................  Persons holding shares of Common Stock, and receiving the Rights distributable with respect thereto, through a
                                    broker, dealer, commercial bank, trust company or other
                                    nominee, as well as persons holding certificates of
                                    Common Stock personally who would prefer to have such
                                    institutions effect transactions relating to the Rights
                                    on their behalf, should contact the appropriate
                                    institution or nominee and request it to effect the
                                    transactions for them. See "The Rights
                                    Offering--Exercise of Rights."

Closing and Issuance of Common
  Stock...........................  The closing will occur and certificates representing
                                    Underlying Shares will be delivered to subscribers as
                                    soon as practicable after the Expiration Date and after
                                    all prorations have been effected. See "The Rights
                                    Offering--Subscription Privileges." No Underlying Shares
                                    will be issued until the closing. Funds delivered to the
                                    Subscription Agent for the exercise of Subscription
                                    Privileges will be held in escrow by the Subscription
                                    Agent until the closing. No interest will be paid to
                                    Holders on funds held by the Subscription Agent. In the
                                    case of Holders exercising Oversubscription Privileges,
                                    any excess funds will be returned to the Holders as soon
                                    as practicable following the closing.

Use of Proceeds...................  It is anticipated that the net proceeds to Company will be approximately $7.0 million if all of the Underlying
                                    Shares are purchased in the Rights Offering. If less
                                    than all of the Underlying Shares are purchased, the
                                    proceeds will be correspondingly reduced. $4.0 million
                                    of such proceeds will be used to repurchase an aggregate
                                    of four million shares of Common Stock from the Wexford
                                    Affiliates with any additional proceeds used for general
                                    corporate purposes. See "Recent Developments-- Financing
                                    Transaction with Wexford Affiliates," and "Reason for
                                    the Rights Offering and Use of Proceeds."

Subscription Agent................  American Securities Transfer & Trust, Inc.

The American Stock Exchange Com-
  mon Symbol......................  PQT

The American Stock Exchange Rights
  Symbol..........................  PQT.Rt

                                  RISK FACTORS

    Prospective investors should carefully consider the following risk factors in addition to other information set forth in this Prospectus before making a decision to purchase any of the securities offered hereby.

    LOSS OF SIGNIFICANT CUSTOMERS; RECENT OPERATING LOSSES AND DECLINING REVENUES. In December 1996, the Company discontinued providing services to a major client which accounted for net revenues of approximately $1.7 million, $0.6 million and $0.6 million in 1996, 1995, and 1994, respectively. Also, beginning in January 1997, the Company significantly reduced the level of services to another major customer that accounted for revenue of $3.4 million, $3.9 million, and $3.6 million in 1996, 1995 and 1994, respectively.


    The Company incurred a loss of approximately $3.3 million for the year ended December 31, 1996, and as of December 31, 1996, had an accumulated deficit of approximately $8.9 million and deficit working capital of $1.5 million. These conditions raised substantial doubt about the Company's ability to continue as a going concern. There can be no assurance that the Company will operate profitably in the future. The ability of the Company to continue as a going concern is dependent upon a number of factors including completion of this Rights Offering. See "Management Discussion and Analysis of Financial Condition and Results of Operations" and Note 14 to the Financial Statements for the Fiscal Year Ended December 31, 1996, as filed on Form 10-K, as amended, incorporated herein by reference.



    For the nine months ended September 30, 1997, the Company's service revenue decreased 2% from the same period of 1996 and was essentially unchanged for the quarter. The decrease in revenue was due to the loss of two major customers in the Company's traditional direct data feed business. The lost revenue, $3.8 million and $400,000 for the nine months and quarter respectively, was substantially offset by increases in service revenue in the Company's traditional and internet businesses, as well as revenue from the sale of advertising on the internet.


    NEED FOR ADDITIONAL FINANCING. The Company believes at this time that the maximum net proceeds to the Company from the Rights Offering will be sufficient to satisfy the Company's current need for capital. However, events could occur or opportunities could arise which could increase such need for capital beyond the amount of the maximum net proceeds to the Company from the Rights Offering. Upon such events or opportunities the Company would be required to generate additional sources of funding to continue its planned activities or exploit the perceived opportunities. There is no assurance that any such additional sources of funding will be available. Should such additional funding become necessary, and should PC Quote be unable to obtain such funding, the Company may be required to sell certain of its assets, cease operations or forego the perceived opportunities. None of the stockholders receiving or exercising Rights in the Rights Offering will be obligated to provide any additional capital to the Company beyond amounts paid pursuant to the Basic Subscription Privilege or the Oversubscription Privilege.

    CONTROL BY PRINCIPAL STOCKHOLDERS. Provided PICO Holdings, Inc. and its affiliate, Physicians Insurance Company of Ohio (together, "PICO"), neither exercises nor converts outstanding warrants or a convertible subordinated debenture, and after giving effect to the Rights Offering and the proposed repurchase of four million shares from the Wexford Affiliates, PICO will beneficially own approximately 49.1% of the outstanding shares of Common Stock, assuming PICO and all other Holders fully exercise all of the Rights distributed to them under the Basic Subscription Privilege. As a result, PICO will be able to control the outcome of matters requiring a stockholder vote, including the election of directors. Such control could preclude any unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Common Stock. See "Recent Developments--Transactions with Physicians Insurance Company of Ohio and PICO Holdings, Inc."

    Prior to giving effect to the Rights Offering, the Wexford Affiliates are deemed to beneficially own five million five hundred thousand shares of Common Stock, constituting approximately 42.7% of the outstanding shares of Common Stock. In connection with the terms of a certain Stock and Warrant Purchase Agreement dated October 15, 1997 between the Company and the Wexford Affiliates (the

"Purchase Agreement"), the Wexford Affiliates have agreed not to participate in the Rights Offering. The Company intends to use $4.0 million of the net proceeds from the Rights Offering to repurchase from the Wexford Affiliates an aggregate of four million shares of Common Stock, which shares the Company plans to hold in its treasury upon consummation of the repurchase. After giving effect to the Rights Offering and the repurchase, the Wexford Affiliates will beneficially own 9.2% of the outstanding shares of Common Stock. Such ownership could have the effect of further discouraging the unsolicited acquisition of the Company and, consequently, adversely affect the market price of the Common Stock. See "Recent Developments--Financing Transaction with Wexford Affiliates."

    VARIABILITY OF QUARTERLY OPERATING RESULTS. The Company's revenue, gross profits and earnings have fluctuated and, in the future, may fluctuate from quarter to quarter based on such factors as the number, size and scope of services and software applications which the Company provides, the contractual terms for the provision of such services and software applications, any delays incurred in connection with an agreement to provide services and software applications, the adequacy of provisions for losses, the accuracy of estimates of resources required to complete ongoing service offerings and general economic conditions. Unanticipated variations in any of such factors may cause significant variations in operating results in any particular quarter and could result in losses for such quarter. An existing customer's unanticipated termination of or failure to renew a major agreement for the provision of services and software applications during a quarter could have a material adverse effect on the Company's business, financial condition and results of operations.


    AGREEMENTS WITH EXCHANGES. The Company's ability to provide services enabling its customers to access real-time and delayed financial data such as equities, commodities, futures and options quotations and news is dependent on its ability to gather ticker and news feeds from securities exchanges and other sources. The Company has agreements in place with such exchanges and other sources which permit the Company to gather the information it needs for its services. The termination, expiration or nonrenewal of any of these agreements could inhibit the Company's ability to provide high quality services to its customers and, accordingly, have a material adverse effect upon the Company's business, financial condition and results of operations. See "The Company."



    SOFTWARE LICENSING AGREEMENT. A significant software application which is offered to subscribers for the Company's financial data quotations and news services, PC Quote 6.0, is licensed by the Company from an unaffiliated third party pursuant to a Software Distributor Agreement dated December 4, 1995 (the "Distributor Agreement"). The Distributor Agreement is for a three-year term but provides for automatic two-year renewals thereafter unless terminated pursuant to ninety days' notice. The termination, expiration or nonrenewal of the Distributor Agreement could have a material adverse effect on the Company's business, financial condition and results of operations.


    RELIANCE UPON EXECUTIVE OFFICERS AND KEY EMPLOYEES. The success of the Company is highly dependent upon the efforts and abilities of its executive officers, particularly Mr. Jim Porter, the Company's Chairman of the Board and Chief Executive Officer. Although its executive officers and key employees have entered into agreements with the Company which contain nondisclosure covenants, such agreements do not guarantee that these individuals will continue their employment with the Company. The loss of services of certain executive officers or key employees for any reason could have a material adverse effect upon the Company's business, financial condition and results of operations.

    COMPETITION. The market for the on-line provision of financial information such as equities, commodities, futures and options quotations and news through services and software applications similar to those the Company provides includes a large number of competitors and is subject to rapid change. The Company believes its primary competitors include Automatic Data Processing, the Telerate unit of Dow Jones & Co., Bloomberg, the Comstock unit of Standard & Poors, the ILX unit of Thomson Corporation, Telesphere Global Ticker, Reuters, Quote.com and Data Broadcasting Corporation. Many of these competitors have significantly greater financial, technical and marketing resources and greater name recognition than the Company. Such competition may impose additional pricing pressures on the Company. There can be no assurance that the Company can compete successfully with its existing competitors or with any new competitors.

    SUBSCRIPTION CONTRACT RISKS. Many of the Company's subscription contracts are for services and software applications which are critical to the operations of its customers' businesses. The Company's failure or inability to deliver services and software to its customers' satisfaction could have a material adverse effect on its customers' operations and could consequently subject the Company to litigation or damage the Company's reputation, which could have a material adverse effect on the Company's business, financial condition and results of operations.

    Substantially all of the Company's subscription contracts are of relatively short duration; their maximum length is three years. Although these contracts carry early termination penalties, the unexpected termination or nonrenewal by a client of a significant contract could have a material adverse effect on the Company's business, financial condition and results of operations.


    CUSTOMER CONCENTRATION. The Company has derived a significant portion of its revenues from a limited number of large customers. In 1995, 1996 and for the nine months ended September 30, 1997, the Company's largest customer accounted for approximately 29%, 20% and 4% of its revenues, respectively, and its ten largest clients accounted for approximately 43%, 39% and 16% of its revenues, respectively. The volume of services provided to specific customers varies from year to year. There can be no assurance that a large customer in one year will continue to use the Company's services in a subsequent year. Furthermore, the Company is not always the exclusive provider of securities quotations and news to its customers. The loss of any large customer could have a material adverse effect on the Company's business, financial condition and results of operations.


    TECHNOLOGICAL ADVANCES. The information technology industry has experienced and is continuing to experience rapid technological advances and developments. The Company's success will depend in part on its ability to develop solutions which keep pace with continuing changes in information processing technology, evolving industry standards and changing client preferences. While the Company is actively engaged in research and development activities to meet such client needs and preferences, there can be no assurance that the Company will be successful in addressing these developments on a timely basis or that, if addressed, the Company will be successful in the marketplace. The Company's delay or failure to address these developments could have a material adverse effect on the Company's results of operations. In addition, there can be no assurance that technologies developed by others will not render the Company's services noncompetitive or obsolete.


    INTELLECTUAL PROPERTY RIGHTS. Software developed by PC Quote in connection with customer services typically is licensed for use by the customers. The Company holds no patents or registered copyrights and has no present intention of registering any copyrights or filing any patent applications. The following are registered trademarks: BasketMaker-Registered Trademark-, QuoteWare-Registered Trademark-, PriceWare-Registered Trademark- and QuoteBlaster-Registered Trademark-. HyperFeed-TM- is a servicemark of the Company.


    Although the Company believes that its services and software applications do not infringe upon the intellectual property rights of others and that it has all rights necessary to utilize the intellectual property employed in its business, the Company is subject to the risk of litigation alleging infringement of third-party intellectual property rights. The Company typically agrees to indemnify its clients against such claims. Any such claims could require the Company to spend significant sums in litigation, pay damages, develop non-infringing intellectual property or acquire licenses to the intellectual property which is the subject of asserted infringement.

    The Company relies upon a combination of nondisclosure and other contractual arrangements and trade secret, copyright and trademark laws to protect its rights, the rights of third parties from whom the Company licenses intellectual property and the proprietary rights of its clients. There can be no assurance, however, that the steps taken by the Company will be adequate to deter misappropriation of proprietary information or that the Company will be able to detect unauthorized use and take appropriate steps to enforce its intellectual property rights.


    RISKS OF LICENSING PROPRIETARY SOFTWARE APPLICATIONS. The Company does not have patent or federal copyright protection for its proprietary software products. Although applicable software is readily duplicated illegally by anyone having access to appropriate hardware, the Company attempts to protect its proprietary software through license agreements with customers and common law trade secret protection and non-disclosure contract provisions in its agreements with its employees. The Company uses security measures, including a hardware key, which restricts access to its on-line services unless proper password identification from a PC Quote user is provided. As an additional safeguard, the Company provides only the object code on its diskette and retains the source code. There can be no assurance that such licensees will properly utilize the Company's software applications and services. The failure by licensees to adhere strictly to the Company's standards could subject PC Quote to litigation and harm the Company's reputation thereby resulting in a material adverse effect on the Company's business, financial condition and results of operations.

    SIGNIFICANT UNALLOCATED NET PROCEEDS. The only specific allocation of the Company's anticipated net proceeds from the Rights Offering is the repurchase of an aggregate of four million shares of Common Stock for total consideration of $4.0 million. Accordingly, a portion of the Company's anticipated net proceeds of the Rights Offering has not been committed to specific uses. The Board of Directors of the Company will have broad discretion with respect to the use of such unallocated net proceeds. See "Reason for the Rights Offering and Use of Proceeds."


    REQUIREMENTS FOR LISTING SECURITIES ON THE AMERICAN STOCK EXCHANGE. The Common Stock is currently listed with The American Stock Exchange. The Company has applied to list the Rights and the Underlying Shares of Common Stock issuable upon their exercise for trading on The American Stock Exchange. If the Company is unable to maintain the standards for continued listing, the Common Stock and the Rights, if listed, could be subject to delisting from The American Stock Exchange. Trading, if any, would thereafter be conducted on an electronic bulletin board established for securities that do not meet listing requirements or in what is commonly referred to as the "pink sheets." As a result, an investor may find it more difficult to dispose of, or to obtain accurate quotations as to the price of, the Company's securities.


    POSSIBLE VOLATILITY OF STOCK PRICE. The Company's Common Stock is thinly traded and may experience significant price and volume fluctuations which could adversely affect the market price of the Common Stock without regard to the operating performance of the Company.

    ANTI-TAKEOVER PROVISIONS. The Company's Certificate of Incorporation and By-laws, the Delaware General Corporation Law and the Securities Exchange Act of 1934 contain certain provisions that could have the effect of discouraging or making more difficult the acquisition of the Company by means of a tender offer, a proxy contest or otherwise, even though such an acquisition might be economically beneficial to the Company's stockholders. These include provisions under which (i) only the Board of Directors or an authorized special committee thereof may call meetings of stockholders, and (ii) stockholders must comply with certain advance notice procedures to nominate candidates for election as directors of the Company and to submit proposals for consideration at stockholders' meetings. The ability of the Board of Directors to issue up to 5,000,000 shares of preferred stock, in one or more classes or series, and with such powers, designations, preferences and relative, participating, optional or special rights, qualifications, limitations or restrictions as may be determined by the Board of Directors of the Company, also could make an acquisition of the Company more difficult. In addition, these provisions may make the removal of management more difficult, even in cases where such removal would be favorable to the interests of the Company's stockholders.

    DEPENDENCE UPON FINANCIAL MARKETS. A significant portion of the Company's revenue is derived from supplying financial data and quotations related to U.S. financial exchanges and markets. Any significant downturn or other negative development with respect to those exchanges and markets could adversely effect the Company's revenue.

                     CERTAIN RIGHTS OFFERING CONSIDERATIONS


    NO COMMITMENTS TO PURCHASE AND NO MINIMUM SIZE OF RIGHTS OFFERING. The Company does not have a written commitment from any person to purchase any shares of Common Stock pursuant to the Rights Offering. In addition, no minimum amount of proceeds is required for the Company to consummate the Rights Offering. Accordingly, no assurances can be given as to the amount of gross proceeds that the Company will realize from the Rights Offering. See "Purpose of the Rights Offering and Use of Proceeds," "The Rights Offering," and "Plan of Distribution."


    ADDITIONAL SHARES ISSUABLE TO THE WEXFORD AFFILIATES. Pursuant to the terms of the Purchase Agreement, in the event the Rights Offering is not completed on or prior to January 24, 1998, the Wexford Affiliates will be entitled to receive, out of escrow, warrants to purchase up to 250,000 shares of Common Stock and, in the event the Rights Offering is not completed on or prior to February 28, 1998, the Wexford Affiliates will be entitled to receive warrants to purchase up to an additional 250,000 shares of Common Stock (such warrants, collectively, the "Additional Warrants"). The exercise price for the Additional Warrants is $2.00 per share. Were the Rights Offering not completed on or prior to February 28, 1998, thereby entitling the Wexford Affiliates to receive all of the Additional Warrants, their deemed beneficial ownership of Common Stock would increase to 44.8% of the outstanding Common Stock. See "--Control by Principal Stockholders" and "Recent Developments--Financing Transaction with Wexford Affiliates."


    DILUTION; DISCOUNT FROM MARKET PRICE. Holders who do not exercise their Subscription Privileges in full will realize a dilution in their percentage voting interest and ownership interest in future net earnings, if any, of the Company to the extent that Rights are exercised by other Holders. Provided PICO neither exercises nor converts outstanding warrants or a convertible subordinated debenture and assuming PICO fully subscribes to its Basic Subscription Privilege, and assuming no other Rights were exercised, and assuming the proposed repurchase of four million shares from the Wexford Affiliates does not occur, PICO would collectively own approximately 52.7% of the Company's Common Stock. In addition, the Subscription Price represents a
33 1/3% discount from the closing market price of $1.50 as of November 14, 1997 and could result in a reduction in the market price for the Company's Common Stock.



    LIMITED LIQUIDITY OF SECURITIES AND TRADING ACTIVITY. The Common Stock is thinly traded. The Company has applied to list the Rights and the Underlying Shares of Common Stock issuable upon exercise of the Rights on The American Stock Exchange. The Company believes the Rights will commence trading on November 24, 1997. However, no assurances can be given that an efficient market for the Rights will develop or, if developed, be maintained. See "Risk Factors--Control by Principal Stockholders."



    POSSIBLE EXTENSION OF EXPIRATION DATE. The Company has reserved the right to extend the Expiration Date to as late as February 27, 1998. Funds deposited in payment of the Subscription Price may not be withdrawn and no interest will be paid thereon to Holders. See "The Rights Offering--Expiration Date."

                                  THE COMPANY


COMPANY OVERVIEW



    PC Quote, Inc. has over 17 years of experience in providing real-time and delayed financial information such as equities, commodities, futures and options quotations and news to professional and consumer markets worldwide. With its objective to become the leading provider of such quotations and news to new and existing clients, the Company focuses its marketing efforts on institutions such as brokerage firms, banks, insurance companies, fund managers, and institutional and professional traders, individual investors, and software companies.



    To meet this objective the Company has developed a reputation for providing high speed real-time transmission of security prices to the professional investor community through a ticker plant regarded as one of the fastest and most accurate in the industry. Its real-time database of last sale and bid/ask prices of more than 250,000 issues contains the most comprehensive options data and has also been optimized for NASDAQ Level II. The database includes all North American equities and options, major stock indices, Level 1 NASDAQ-quoted stocks, mutual funds, money market funds, futures contracts, and commodities. The Company has recently expanded its service offering to the individual investor, applications developers and businesses by offering its products through the Internet.



    The Company generates revenue from its securities quotations services, individual investor subscriptions, Internet business services, software and web site development services, OEM and redistributor services, and from advertising sold on its web site. The Company classifies its data services in two categories: real-time satellite broadcast or dedicated landline for professional trading desktops and networks; and Internet services for individual investors, developers, corporations and financial institutions.



    The Company's Network/Desktop Services provide real-time securities quotations and optional analytic applications for professional investors such as securities brokers, dealers, traders and portfolio managers. HyperFeed-TM-, the Company's digital real-time market data feed, supports all of the Company's products and services. The Company believes that HyperFeed is one of the world's fastest and one of the most accurate digital market data feeds. The speed and accuracy of data delivery are crucial factors for active equity traders. HyperFeed provides traders a high speed link to real-time data through satellite feeds and terrestrial delivery systems. The Company's quality control personnel work to eliminate corrupted/bad data prior to the data's redistribution to its customers. In addition, the Company believes its software interface is highly regarded by its customers as user friendly and conducive to finding data quickly. As a result of these and other factors, the Company has developed a leading position with the NASDAQ day trader market, supplying the data feed to a significant percentage of this market. Furthermore, PC Quote's unique applications programming interfaces (APIs) are noted for their robustness and ease of use, enabling IT departments of financial institutions to create their own quote systems, or switch from their current systems to PC Quote's HyperFeed with relative ease.



    The Company's Internet Services provide a wide range of Internet technology solutions, in addition to marketing opportunities leveraged by the very strong brand awareness of PC Quote on the Worldwide Web. Through its Internet Services the Company:



1. Makes available to the individual investor the same data feed and analytical capabilities as it provides the professional investor. In addition, the Company's web site (www.pcquote.com) enables non-professional individual investors access to delayed and real-time quotes on stocks, options, mutual funds, futures, commodities and indices, as well as news, fundamentals, SEC filings, historical data, earnings estimates and other research.



2. Provides the software developer of a software company, IT department of a financial institution, or programmer the ability to create custom applications using PC Quote's datafeed for personal, intranet/WAN, or retail use utilizing the wide distribution mechanism of the Internet.

3. Provides advertising on PC Quote's popular Web site for non-professional individual investors, a high-traffic marketing engine that brings a targeted audience to financial services companies, computer and technology businesses, and consumer goods advertisers.



4. Provides PC Quote the opportunity for strategic business relationships and co-content marketing opportunities with technology, financial, and Internet industry leaders.



    PC Quote believes its Internet Services are the most advanced available for custom and turnkey applications. The depth and quality of the Company's market data has made PC Quote's web site a popular business site on the Internet. It is visited more than 133,000 times every business day with an average duration of over 12 minutes, with more than 9 million quotes being queried each day.



    The Company intends to leverage its core competency in high speed/high quality data collection and delivery and strengthen its technology leadership position in Internet and broadcast solutions to clients needing fast, reliable market data. [On the Internet--given the initial success of PC Quote's Internet subscription service, PC Quote 6.0 for Windows, Web site advertising revenue, and Internet business solution services--the Company believes that its Internet Services provides a platform for continued growth in subscription, advertising, and datafeed revenues. In the real-time Network and Desktop arena, greater bandwidth, databasing technology and superior backbone systems and client services positions the Company to continue to attract and retain customers.]



PRODUCTS AND SERVICES



    HyperFeed, the cornerstone of the services provided by the Company, is broadcast at 1024 kilobytes per second and 112 kilobytes per second. The Company transmits market data, including dynamic NASDAQ Level II market maker quotes, on over 400,000 issues traded in over 30 countries, in addition to financial news and information such as the Dow Jones Composite News Services (up to 90-day retrieval of nine wires "Broadtape," Professional Investor Report, Capital Markets Report, International News Wire, World Equities Report, European Corporate Report, Electronic Wall Street Journal, International Petroleum Reports, Federal Filing), multiple levels of fundamental data, and fixed income pricing.



    HyperFeed underlies all of the Company's other products and services, which capitalize on HyperFeed to access, view and utilize data in a variety of ways. To produce and transmit HyperFeed, PC Quote uses multiple redundant, high-speed data circuits to gather ticker and news feeds from securities exchanges and other sources. At the Company's production center in Chicago these feeds are directed into multiple redundant dynamic real-time databases from which HyperFeed is generated. HyperFeed is transmitted to customer sites over either a satellite communications network or dedicated digital data circuits. At the customer site HyperFeed is received by a Quote Server, an industry standard PC, which creates and maintains databases of real-time data, news and fundamental information.



    The Quote Server can reside on a local area network, where the data it maintains is accessible to software applications running on workstations on the network, or it can function as a stand-alone unit, in which case its data is available to software applications running on the Quote Server itself. In either case, the software applications accessing the data may be supplied by the Company, by third parties, or the customer.



    Third party and customer supplied software utilize the Company's high-performance application program interfaces ("APIs") to access the Quote Server's data. In this way the Quote Server can supply data for virtually any purpose, including proprietary order execution systems, analytical modeling, internal risk management, order matching, or redistribution via online systems, the Internet, or wide area networks. Third party developers and customers using the APIs for their own development pay a monthly fee for the interfaces, in addition to monthly HyperFeed licensing fees and per-user or per-unit charges once the application is ready for distribution or redistribution.

    The Company also maintains Internet Quote Servers at its facility. These Quote Servers function just like any other Quote Servers, supporting applications developed by the Company, or by third parties or customers using Internet-enabled versions of the Company's APIs. In this way the Company and its customers are able to benefit from the Internet's substantially lower costs for service, communications and startup, its ease of access, and its worldwide availability.



SOFTWARE AND SERVICES CURRENTLY MARKETED BY REGISTRANT



    To complement the HyperFeed database, the Company has several high-end applications and programming tools which it licenses to HyperFeed subscribers.



    PC QUOTE 6.0. PC Quote 6.0 for Windows is a comprehensive suite of real-time professional trading analysis tools. Running under Microsoft-TM-Windows-TM- 3.1 or Windows-TM- 95, or Windows NT-TM-, PC Quote 6.0 offers unlimited quote pages, charting, technical analysis, searchable news, time of sale and quote, NASDAQ Level II market maker screens, options analytical tools, dynamic data exchange into Microsoft-TM- Excel-TM- tickers, alerts, baskets and more.



    PC Quote 6.0 can be fed by Quote Servers on the customer's local area network or through a connection to the Internet. Monthly fees for Internet service are lower than fees for local area network service; this makes PC Quote
6.0 more affordable around the world for individual investors and affords a wide range of options for the professional marketplace. The software application for PC Quote 6.0 is licensed from an unaffiliated third party pursuant to a Software Distributor Agreement. See "Risk Factors--Software Licensing Agreement."



    QUOTE SERVER WITH QUOTE TOOLS. For custom applications using robust and easy-to-use APIs, the Quote Server enables a customer to build anything from real-time trading desktop interfaces, to Web sites with portfolio management and the latest in Internet push technology. The Quote Server APIs are unique in that they give a complete suite of programming interfaces, from ActiveX to CGI, to C++ and Visual Basic for all levels of programming in all environments. Furthermore, the Quote Server can run in multiple environments including NT and UNIX.



    WEB SITE, ADVERTISING, AND MARKETSMART. The PC Quote Web site is the company's marketing engine supported by advertising revenues. The site's current 50 million monthly page views, over 133,000 daily unique visitors, and 50,000 registered users for MarketSmart, the Company's Web-based free subscription service, attest to its popularity. The site provides marketing opportunities for individual investor services, business services, wholesale services, and other strategic partners of the Company. Advertising revenue is tied to this high-traffic web site, and pays for many of the Web-based subscription services as well as assists in securing strategic relations with ad revenue sharing programs.



    INTERNET BUSINESS SERVICES. The Company offers custom and template Website services and software development services--from basic tools to complete turnkey installations--to software vendors, financial institutions, corporations, and Internet content providers. All of the Company's Internet services, including the Web site, advertising, PC Quote 6.0 on the Internet, and Quote Tools, can be wholesaled, private-labeled, cloned or customized to help a client grow its business on the Web and increase market share, retain customer loyalty, increase trading activity, or showcase its services through PC Quote's popular Web site. Clients include the Microsoft Network and MSNBC, CompuServe Information Service, CNET, the American Stock Exchange, Dow Jones SMART MONEY and Earthlink Network.



STRATEGIC RELATIONS



    The Company has become a premier quote service for the major office applications companies. In Microsoft Excel's-TM- new 1997 version, Web Query technology features the ability to access data from PC Quote. In February of 1997 Lotus Development Corporation also featured PC Quote's data as the "in the box" feature for its SmartSuite application. The Web site and Internet Business Services has additionally procured strategic relationships with AT&T Worldnet, Market Guide, Edgar Online, Zacks Investment Research, SkyTel, Sandbox Entertainment Corporation, CNET, Microsoft Corporation, and others.


                              RECENT DEVELOPMENTS

    TRANSACTIONS WITH PHYSICIANS INSURANCE COMPANY OF OHIO AND PICO HOLDINGS, INC. On November 14, 1996, the Company entered into an agreement (the "Debenture Agreement") with Physicians Insurance Company of Ohio, ("PICO"), which then owned approximately 30% of the Company's outstanding shares of Common Stock. Pursuant to the Debenture Agreement, PICO invested $2.5 million in the Company in exchange for a Subordinated Convertible Debenture (the "Debenture") in the principal amount of $2.5 million with interest at 1% over prime. PICO made the investment and the Debenture was issued on December 2, 1996. The Debenture was to mature on December 31, 2001 and is convertible at any time by PICO into 1.25 million shares of Common Stock of the Company (subject to adjustment in certain cases).

    On May 5, 1997, the Company and PICO Holdings, Inc. ("Holdings") entered into a Loan and Security Agreement (the "Loan Agreement"), under which Holdings agreed to make a secured loan to the Company in an aggregate principal amount of up to $1.0 million at a fixed rate equal to 14% per annum. Unless otherwise extended, the entire principal balance and all accrued interest due under the Loan Agreement were payable on September 30, 1997. All advances under the Loan Agreement are secured by a pledge of substantially all of the assets of the Company. These liens are subject to the prior lien of the Company's primary lender, Lakeside Bank. Holdings will be paid a "facility fee" of $40,000, plus interest at a rate equal to 14% per annum, on the maturity date of the loan contemplated by the Loan Agreement.

    In connection with the Loan Agreement, the Company and PICO entered into a First Amendment to the Debenture and Debenture Agreement (the "Debenture Amendment"), pursuant to which the terms of the Debenture were restructured as follows: (a) the maturity date of the Debenture is now April 30, 1999 instead of December 31, 2001; (b) the Debenture may not be prepaid or redeemed without the consent of PICO; (c) the conversion rate on the Debenture has been changed from $2.00 per share to the lower of (i) the mean of the closing bid price per share for the 20 trading days preceding exercise of the Debenture or (ii) $1.5625 per share (the market price of the Company's Common Stock on the date of the Debenture Amendment); (d) certain negative covenants were added to the Debenture Agreement; and (e) the rights offering contemplated by the Debenture Agreement will be at such time and at a price as PICO and the Company shall agree. Interest under the Debenture will continue to be payable in cash or, at the option of PICO, in shares of the Company's Common Stock at the market value of such shares at the time of payment.

    Also on May 5, 1997, in consideration of the loan by Holdings to the Company, the Company issued a Common Stock Purchase Warrant (the "Warrant") to Holdings entitling Holdings to purchase a minimum of 640,000 shares of the Company's Common Stock at a price per share (the "Warrant Price") equal to the lesser of (a) the mean of the closing bid price per share for the 20 trading days preceding exercise of the Warrant or (b) $1.5625 per share (the market value of the Company's Common Stock on the date the Warrant was issued). The Warrant expires on April 30, 2000. In lieu of exercising the Warrant for cash, Holdings may elect to receive shares of the Company's Common Stock equal to the "value" of the Warrant determined in accordance with a formula specified in the Warrant (the "Conversion Value"). The number of shares of the Company's Common Stock subject to the Warrant and the Warrant Price will be adjusted to reflect stock dividends; reclassifications or changes of outstanding securities of the Company; any consolidation, merger or reorganization of the Company; stock splits; issuances of rights, options or warrants to all holders of shares of the Company's Common Stock exercisable at less than the current market price per share; and other distributions to all holders of shares of the Company's Common Stock. In the event of any sale, license or other disposition of all or substantially all of the assets of the Company or any reorganization, consolidation or merger involving the Company in which the holders of the Company's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity (an "Acquisition"), if the successor entity does not assume the obligations of the Warrant and Holdings has not fully exercised the Warrant, the unexercised portion of the Warrant will be deemed automatically converted into shares of the Company's Common Stock at the Conversion Value. Alternatively, Holdings may elect to cause the Company to purchase the exercised portion of the Warrant for cash upon the closing of any Acquisition for an amount equal to (a) the fair market value of any consideration that would have been received had Holdings exercised the unexercised portion of the Warrant immediately before the record date for determining stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate Warrant Price. The Warrant also provides for certain piggyback registration rights and a one-time demand registration right.

    In August 1997, the Company and Holdings agreed to amend the Loan Agreement and related documents to increase the amount of the secured loan from Holdings to the Company from $1.0 million up to $2.0 million. The terms of the Loan Agreement otherwise remained substantially the same, except that the "facility fee" of $40,000 was eliminated for new advances. In connection with the increase of the loan amount pursuant to such amendment, the Company granted Holdings an additional Common Stock Purchase Warrant for a minimum of 500,000 shares of the Company's Common Stock. The terms of the additional warrant are substantially the same as those contained in the Warrant, except that the conversion price is the lesser of (a) $2.00 per share or (b) the mean of the closing bid price per share for the 20 trading days preceding exercise of the additional warrant. The additional warrant also provides for certain piggyback registration rights and a one-time demand registration right.

    On September 22, 1997 the Company and Holdings executed a second amendment to the Loan Agreement to further increase the amount of the secured loan from Holdings to the Company from $2.0 million to $2.25 million. The terms of the Loan Agreement otherwise remained substantially the same, except that the maturity date was extended to December 31, 1997. In consideration of the amendment to the Loan Agreement, the Company granted Holdings another Common Stock Purchase Warrant for up to 129,032 shares of Common Stock. The terms of such warrant are substantially the same as contained in the Warrant, except that the conversion price is the lesser of (a) $1.9375 per share or (b) the mean of the closing bid price per share for the 20 trading days preceding exercise of this warrant. This warrant also provides for certain piggyback registration rights and a one-time demand registration right.


    FINANCING TRANSACTION WITH WEXFORD AFFILIATES. In October 1997 Imprimis Investors LLC and Wexford Spectrum Investors LLC (collectively, the "Wexford Affiliates") expended $5.0 million to purchase five million shares of Common Stock and warrants to purchase five hundred thousand shares of Common Stock at an exercise price of $2.00 per share, exercisable at any time prior to October 15, 2002 (the "Initial Warrants").



    The Wexford Affiliates have acquired the Common Stock and the Warrants for investment purposes pursuant to a certain Stock and Warrant Purchase Agreement dated October 15, 1997, between PC Quote and the Wexford Affiliates (the "Purchase Agreement"). Pursuant to the terms of the Purchase Agreement, on October 15, 1997, the Wexford Affiliates purchased 1,450,000 shares of Common Stock and the Initial Warrants for a purchase price of $1.45 million. On October 20, 1997, pursuant to the terms of the Purchase Agreement, the Wexford Affiliates purchased an additional 550,000 shares of Common Stock for a purchase price of $0.55 million. On October 23, 1997, pursuant to the terms of the Purchase Agreement, the Wexford Affiliates purchased an additional 3,000,000 shares of Common Stock for a purchase price of $3.0 million.


    Up to four million of the shares of Common Stock purchased by the Wexford Affiliates are subject to repurchase by PC Quote at a purchase price of $1.00 per share pursuant to the terms of the Purchase Agreement (the "Repurchase"). Pursuant to the terms of the Purchase Agreement, PC Quote will use its best efforts to consummate the Repurchase from the proceeds of the Rights Offering. In the event that the Rights Offering is not completed on or prior to January 24, 1998, the Wexford Affiliates will be entitled to receive, out of escrow, warrants to purchase an additional 250,000 shares of Common Stock with the same terms as the Initial Warrants and, in the event the Rights Offering is not completed on or prior to

February 28, 1998, the Wexford Affiliates will be entitled to receive, out of escrow, warrants to purchase an additional 250,000 shares of Common Stock with the same terms as the Initial Warrants.


    In contemplation of the Purchase Agreement, the Wexford Affiliates have agreed not to participate in the Rights Offering.

               REASON FOR THE RIGHTS OFFERING AND USE OF PROCEEDS


    The net proceeds to the Company from the Rights Offering are estimated to be approximately $7.0 million. The Company intends to use $4.0 million of such net proceeds to repurchase an aggregate of four million shares of Common Stock recently sold to Imprimis Investors LLC and Wexford Spectrum Investors LLC (the "Wexford Affiliates") pursuant to the terms and subject to the conditions set forth in that certain Stock and Warrant Purchase Agreement between the Company and each of the Wexford Affiliates dated October 15, 1997.


    The Company intends to use the remaining net proceeds for general corporate purposes, including working capital. Pending any of the foregoing uses, the Company intends to invest the net proceeds in short-term, investment grade securities, certificates of deposit or direct or guaranteed obligations of the United States government.

                          DESCRIPTION OF CAPITAL STOCK

COMMON STOCK

    The authorized capital stock of the Company includes 50,000,000 shares of Common Stock, par value $.001 per share. Holders of Common Stock have no preemptive rights. The outstanding shares of Common Stock are fully paid and non-assessable. Holders of Common Stock are entitled to dividends when, as, and if declared by the Board of Directors of the Company out of any funds legally available to the Company for that purpose.

    Holders of Common Stock are entitled to one vote per share held of record with respect to all matters submitted to a vote of the stockholders. There is no cumulative voting for the election of directors, who are elected annually to one-year terms. Directors are elected by a plurality; all other matters require the affirmative vote of a majority of the votes cast the meeting.

PREFERRED STOCK

    The Company is authorized to issue 5,000,000 shares of Preferred Stock, par value $.001 per share, and to establish and issue shares of Preferred Stock in series and to fix, determine and vary the voting rights, designations, preference qualifications, privileges, options, conversion rights and other special rights of each series of Preferred Stock.

CERTAIN PROVISIONS OF DELAWARE LAW

    The Company is subject to Section 203 of Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a wide range of specified transactions with any "interested stockholder," as such term is defined to include, among others, any person or entity who in the previous three years obtained 15% or more of any class or series of stock entitled to vote in the election of directors, unless, among other exceptions, the transaction is approved by (i) the Board of Directors prior to the date the interested stockholder obtained such status or (ii) the holders of two-thirds of the outstanding shares of each class or series owned by the interested stockholder.

                          PRICE RANGE OF COMMON STOCK

    The following table shows for the three quarterly periods ended September 30, 1997 and for each 1996 quarterly period the high and low closing prices of the Company's Common Stock for the periods indicated, as reported by The American Stock Exchange.

                                     TRADE

                                                                                                      HIGH         LOW
                                                                                                    ---------     -----
1997 QUARTERLY INFORMATION
First.............................................................................................  3 11/16         2 1/4
Second............................................................................................  2 1/2           1 1/8
Third.............................................................................................  2 9/16          1 1/2

1996 QUARTERLY INFORMATION
First.............................................................................................  16              8 3/8
Second............................................................................................  14 1/8          6 3/4
Third.............................................................................................  8               3 7/8
Fourth............................................................................................  5 1/2           2 1/4

DIVIDEND POLICY

    The Company has not paid dividends on its Common Stock and it does not presently anticipate making any such payments in the near future.

HOLDERS OF RECORD


    At November 12, 1997, the approximate number of holders of record of the Common Stock was 400.


                              THE RIGHTS OFFERING

THE RIGHTS


    The Company is distributing, at no cost, to the record holders of its outstanding Common Stock as of November 21, 1997 (the "Record Date"), other than the Wexford Affiliates, transferable Rights to purchase additional shares of Common Stock (the "Basic Subscription Privilege") at a price of $1.00 per share (the "Subscription Price"). The Company will distribute one Right for each share of Common Stock held on the Record Date. Each Right will entitle its Holder to purchase one share of Common Stock. The Rights will be evidenced by transferable subscription certificates (the "Subscription Certificates"). An aggregate of 7,402,246 shares of Common Stock (the "Underlying Shares") will be sold if all Rights are exercised.



    No fractional Underlying Shares, or cash in lieu thereof, will be issued or paid. The number of Underlying Shares distributed to each Holder will be rounded up to the nearest whole share in connection with the exercise of Subscription Privileges.


SUBSCRIPTION PRIVILEGES

    BASIC SUBSCRIPTION PRIVILEGE. Each Right will entitle the Holder thereof to receive, upon payment of the Subscription Price, one share of Common Stock. Certificates representing shares of Common Stock purchased pursuant to the Basic Subscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date, irrespective of whether the Subscription Privilege is exercised immediately prior to the Expiration Date or earlier. Holders exercising their Subscription Privilege will not be stockholders of record with respect to the shares issuable pursuant to such Subscription Privilege until the closing, which it is anticipated will occur five business days after the Expiration Date.

    OVERSUBSCRIPTION PRIVILEGE. Subject to the allocation described below, each Right also carries the right to subscribe at the Subscription Price for any Underlying Shares not subscribed for through the exercise of Basic Subscription Privileges by other Holders (the "Excess Shares"). If the Excess Shares are not sufficient to satisfy all subscriptions pursuant to the Oversubscription Privilege, such Excess Shares will be allocated pro rata (subject to the elimination of fractional shares) among those Holders exercising the Oversubscription Privilege, in proportion, not to the number of shares requested pursuant to the Oversubscription Privilege, but to the number of shares each Holder exercising the Oversubscription Privilege subscribed for pursuant to the Basic Subscription Privilege; provided, however, that if such pro rata allocation results in any Holder being allocated a greater number of Excess Shares than such Holder subscribed for pursuant to the exercise of such holder's Oversubscription Privilege, then such Holder will be allocated only such number of Excess Shares as such Holder subscribed for and the remaining Excess Shares will be allocated among all other Holders exercising the Oversubscription Privilege. Only beneficial holders who exercise the Basic Subscription privilege in full will be entitled to exercise the Oversubscription Privilege. Certificates representing Excess Shares purchased pursuant to the Oversubscription Privilege will be delivered to subscribers as soon as practicable after the Expiration Date and after all prorations have been effected.


    In the event Rights remain unexercised after satisfaction of the Basic Subscription and Oversubscription Privileges, the Company intends to offer the remaining unexercised Rights (the "Unexercised

Allotment") to members of management, including Directors. If available, management intends to exercise a minimum of 250,000 Rights in such Unexercised Allotment and purchase the respective shares underlying such Rights at the Subscription Price.


EXPIRATION DATE


    The Rights will expire at 4:30 p.m., Chicago time, on December 19, 1997 unless extended by the Company from time to time. Notwithstanding the foregoing, the Expiration Date in no event shall be later than February 27, 1998, except that the Company reserves the right to extend the exercise period on one or more occasions if the Board of Directors determines that the occurrence of a material event necessitates amendment of the Registration Statement or recirculation of the Prospectus that forms a part thereof in order to permit time for the distribution of such information. After the Expiration Date, unexercised Rights will be null and void. The Company will not be obligated to honor any purported exercise of Rights received by the Subscription Agent after the Expiration Date, regardless of when the documents relating to such exercise were sent, except pursuant to the Guaranteed Delivery Procedures described below.


EXERCISE OF RIGHTS


    Rights may be exercised by delivering to the Subscription Agent, on or prior to 4:30 p.m., Chicago time, on the Expiration Date, the properly completed and executed Subscription Certificate evidencing such Rights with any required signatures guaranteed, together with payment in full of the Subscription Price for the Underlying Shares subscribed for pursuant to the Subscription Privileges (except as permitted pursuant to clause (iii) of the next sentence). Such payment in full must be by: (i) check or bank draft drawn upon a U.S. bank or postal telegraphic or express money order payable to American Securities Transfer & Trust, Inc., as Subscription Agent; or (ii) wire transfer of funds to the account maintained by the Subscription Agent for such purpose; or (iii) in such other manner as Company may approve in writing in the case of persons acquiring Underlying Shares at an aggregate Subscription Price of $500,000 or more, provided in each case that the full amount of such Subscription Price is received by the Subscription Agent in currently available funds within five American Stock Exchange trading days following the Expiration Date (the payment method under (iii) being an "Approved Payment Method"). Payment of the Subscription Price will be deemed to have been received by the Subscription Agent only upon (a) clearance of any uncertified check, (b) receipt by the Subscription Agent of any certified check or bank draft drawn upon a United States bank or of any postal, telegraphic or express money order, (c) receipt of good funds in the Subscription Agent's account designated above, or (d) receipt of good funds by the Subscription Agent through an Approved Payment Method.


    If paying by uncertified personal check, please note that the funds paid thereby may take at least five business days to clear. Accordingly, Holders who wish to pay the Subscription Price by means of uncertified personal check are urged to make payment sufficiently in advance of the Expiration Date to ensure that such payment is received and clears by such date and are urged to consider payment by means of certified or cashier's check, money order or wire transfer of funds.

    The address to which the Subscription Certificates and payment of the Subscription Price should be delivered is:


       American Securities Transfer & Trust, Inc.
       Attention: John G. Harmann
       938 Quail Street
       Lakewood, CO 80215


    If a Holder wishes to exercise Rights, but time will not permit such Holder to cause the Subscription Certificate or Subscription Certificates evidencing such Rights to reach the Subscription Agent on or prior to the Expiration Date, such Rights may nevertheless be exercised if all of the following conditions (the "Guaranteed Delivery Procedures") are met:

        (i) such Holder has caused payment in full of the Subscription Price for each Underlying Share being subscribed for pursuant to the Subscription Agent on or prior to the Expiration Date;

        (ii) the Subscription Agent receives, on or prior to the Expiration Date, a guaranteed notice (a "Notice of Guaranteed Delivery"), substantially in the form provided with the Instructions as to Use of PC Quote, Inc. Subscription Certificates (the "Instructions") distributed with the Subscription Certificates, from an "Eligible Guarantor Institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934), stating the name of the exercising Holder, the number of Rights represented by the Subscription Certificate(s) held by such exercising Holder, the number of Underlying Shares being subscribed for pursuant to the Subscription Privileges and guaranteeing the delivery to the Subscription Agent of any Subscription certificate(s) evidencing such Rights within three American Stock Exchange trading days following the date of the Notice of Guaranteed Delivery; and

        (iii) the properly completed Subscription Certificate(s), with any required signatures guaranteed, is received by the Subscription Agent within three American Stock Exchange trading days following the date of the Notice of Guaranteed Delivery relating thereto. The Notice of Guaranteed Delivery may be delivered to the Subscription Agent in the same manner as Subscription Certificates at the addresses set forth above, or may be transmitted to the Subscription Agent by facsimile transmission (telecopy number (303) 234-5340). Additional copies of the form of Notice of Guaranteed Delivery are available upon request from the Subscription Agent, whose address and telephone number are set forth under "Subscription Agent" below.

    Funds received in payment of the Subscription Price for Excess Shares subscribed for pursuant to the Oversubscription Privilege will be held in a segregated account pending issuance of such Excess Shares. If a Holder exercising the Oversubscription Privilege is allocated less than all of the Excess Shares that such Holder wished to subscribe for pursuant to the Oversubscription Privilege, the excess funds paid by such Holder in respect of the Subscription Price for shares not issued shall be returned by mail without interest or deduction as soon as practicable after the Expiration Date.

    A holder who holds shares of Common Stock for the account of others, such as a broker, a trustee or a depository for securities, should notify the respective beneficial owners of such shares as soon as possible to ascertain such beneficial owner's intentions and to obtain instructions with respect to the Rights. If the beneficial owner so instructs, the record Holder of such Rights should complete the Subscription Certificate and submit it to the Subscription Agent with the proper payment. In addition, the beneficial owner of Common Stock or Rights held through such a holder of record should contact the Holder and request the Holder to effect transactions in accordance with the beneficial owner's instructions.

    Unless a Subscription Certificate (i) provides that the shares of Common Stock to be issued pursuant to the exercise of Right represented thereby are to be delivered to the Holder or (ii) is submitted for the account of an Eligible Guarantor Institution, signatures on such Subscription Certificate must be guaranteed by an Eligible Guarantor Institution.

    If either the number of Underlying Shares being subscribed for payment to the Basic Subscription Privilege is not specified on the Subscription Certificate, or the amount delivered is not enough to pay the Subscription Price for all Underlying Shares stated to be subscribed for, the number of Underlying Shares subscribed for will be assumed to be the maximum amount that could be subscribed for upon payment of such amount, after allowance for the Subscription Price of any specified Underlying Shares. If the number of Underlying Shares being subscribed for is not specified, or payment of the Subscription Price for the indicated number of Rights that are being exercised exceeds the required Subscription Price, the payment will be applied, until depleted, to subscribe for Underlying Shares in the following order: (i) to subscribe for the number of Underlying Shares indicated, if any, pursuant to the Basic Subscription Privilege; (ii) to subscribe for Underlying Shares until the Basic Subscription Privilege has been fully exercised with respect to all of the Rights represented by the Subscription Certificate; and (iii) to subscribe for additional Underlying Shares pursuant to the Oversubscription Privilege (subject to any applicable proration).

    The Instructions accompanying the Subscription Certificates should be read carefully and followed in detail. DO NOT SEND SUBSCRIPTION CERTIFICATES TO THE COMPANY.


    THE METHOD OF DELIVERY OF SUBSCRIPTION CERTIFICATES AND PAYMENT OF THE SUBSCRIPTION PRICE TO THE SUBSCRIPTION AGENT WILL BE AT THE ELECTION AND RISK OF THE RIGHTS HOLDER, BUT IF SENT BY MAIL IT IS RECOMMENDED THAT SUCH CERTIFICATES AND PAYMENTS BE SENT BY REGISTERED MAIL, PROPERLY INSURED, WITH RETURN RECEIPT REQUESTED, AND THAT A SUFFICIENT NUMBER OF DAYS BE ALLOWED TO ENSURE DELIVERY TO THE SUBSCRIPTION AGENT AND CLEARANCE OF PAYMENT PRIOR TO 4:30 P.M., CHICAGO TIME, ON THE EXPIRATION DATE. BECAUSE UNCERTIFIED PERSONAL CHECKS MAY TAKE AT LEAST FIVE BUSINESS DAYS TO CLEAR, THE RIGHTS HOLDER IS STRONGLY URGED TO PAY, OR ARRANGE FOR PAYMENT, BY MEANS OF CERTIFIED OR CASHIERS CHECK, MONEY ORDER OR WIRE TRANSFER OF FUNDS.


    All questions concerning the timeliness, validity, form and eligibility of any exercise of Rights will be determined by the Company, whose determinations will be final and binding. The Company, in its sole discretion, may waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as it may determine, or reject the purported exercise of any Right. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within such time as the Company determines in its sole discretion.

    Any questions or requests for assistance concerning the method of exercising Rights or requests for additional copies of this Prospectus or the Instructions or the Notice of Guaranteed Delivery should be directed to the Subscription Agent, telephone number (303) 234-5300.

NO REVOCATION

    ONCE A HOLDER OR RIGHTS HAS EXERCISED THE BASIC SUBSCRIPTION PRIVILEGE OR THE OVERSUBSCRIPTION PRIVILEGE SUCH EXERCISE MAY NOT BE REVOKED.

METHOD OF TRANSFERRING RIGHTS


    The Company has applied to list the Rights for trading on The American Stock Exchange. Upon such listing, the Rights may be purchased or sold through usual investment channels, including banks and brokers. The Company believes the Rights will commence trading on November 24, 1997. Trading in Rights will cease on the close of business on The American Stock Exchange trading day preceding the Expiration Date.


    The Rights evidenced by a single Subscription Certificate may be transferred in whole by endorsing the Subscription Certificate for transfer in accordance with the accompanying instructions. A portion of the Rights evidenced by a single Subscription Certificate may be transferred by delivering to the Subscription Agent a Subscription Certificate properly endorsed for transfer, with instructions to register such portion of the Rights evidenced thereby in the name of the transferee (and to issue a new Subscription Certificate to the transferee evidencing such transferred Rights). In such event, a new Subscription Certificate evidencing the balance of the Rights will be issued to the Holder or, if the Holder so instructs, to an additional transferee.

    Holders wishing to transfer all or a portion of their Rights should allow a sufficient amount of time prior to the Expiration Date for (i) the transfer instructions to be received and processed by the Subscription Agent, (ii) a new Subscription Certificate to be issued and transmitted to the transferee or transferees with respect to the transferred Rights, and to the transferor with respect to retained Rights, if any, and (iii) the Rights evidenced by such new Subscription Certificates to be exercised or sold by the recipients thereof. If time does not permit a transferee of a Right who wishes to exercise its Right to deliver its Subscription Certificate to the Subscription Agent on or before the Expiration Date, such transferee should make use of the Guaranteed Delivery Procedure described under "The Rights Offering--Exercise of Rights." Neither the Company nor the Subscription Agent shall have any liability to a transferee or transferor or Rights if Subscription Certificates or new Subscription Certificates are not received in time for exercise or sale prior to the Expiration Date.


    All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase, sale or exercise of Rights will be for the account of the transferor or subscriber of the Rights, and none of such commissions, fees or expenses will be paid by the Company or the Subscription Agent.

                    CERTAIN FEDERAL INCOME TAX CONSEQUENCES

    In the opinion of Wildman, Harrold, Allen & Dixon, counsel to the Company, the following is an accurate discussion of the material federal income tax consequences of the Rights Offering to the holders of Common Stock upon the distribution (the "Distribution") of Rights, and to holders of Rights upon the exercise and disposition of the Rights.

    This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), the Treasury Regulations promulgated thereunder, judicial authority, and current administrative rulings and practice, all of which are subject to change on a prospective or retroactive basis. The tax consequences of the Rights Offering under state, local and foreign law are not discussed. Moreover, special considerations not described herein may apply to certain taxpayers, such as financial institutions, broker-dealers, life insurance companies, and tax-exempt organizations. The discussion is limited to those who have held the Common Stock, and will hold the Rights and any Common Stock acquired upon the exercise of Rights as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Code.

    DISTRIBUTION OF THE RIGHTS. Holders of Common Stock will not recognize taxable income for federal income tax purposes in connection with the receipt of the Rights.

    STOCKHOLDER BASIS AND HOLDING PERIOD OF THE RIGHTS. Except as provided in the following sentence, the basis of the Rights received by a stockholder as a distribution with respect to such stockholder's Common Stock will be zero. If, however, either (i) the fair market value of the Rights on the date of Distribution is 15% or more of the fair market value (on the date of Distribution) of the Common Stock with respect to which they are received or
(ii) the stockholder properly elects, in his or her federal income tax return for the taxable year in which the Rights are received, to allocate basis, part of his or her basis in Common Stock will be allocated between the Common Stock and the Rights in proportion to the fair market value of each on the date of Distribution.

    The holding period of a stockholder with respect to the Rights received as a distribution on such stockholder's Common Stock will include the stockholder's holding period for the Common Stock with respect to which the Rights were issued.

    In the case of a stockholder who purchased Rights, the tax basis of such Rights will be equal to the purchase price paid therefor, and the holding period for such Rights will commence on the day following the date of the purchase.

    SALE OF THE RIGHTS. A Stockholder who sells the Rights received in the Distribution prior to exercise will recognize gain or loss equal to the difference between the amount realized on the sale and such stockholder's adjusted basis (if any) in the Rights sold. Such gain or loss will be capital gain or loss if gain or loss from a sale of Common Stock held by such stockholder would be characterized as capital gain or loss at the time of such sale.

    Any gain or loss recognized on a sale of Rights acquired by purchase will be capital gain or loss if Common Stock would be a capital asset in the hands of the stockholder.

    Generally such capital gain or loss will be classified as short-term if the stockholder's holding period in the Rights is one year or less and long-term if the stockholder's holding period in the Rights is more than one year. Under current law, generally long-term capital gains are subject to a maximum marginal tax rate of 28% for individuals, estates and trusts if the capital asset is held for more than one year but not more than 18 months, and a maximum marginal tax rate of 20% if the capital asset is held for more than 18 months.

    LAPSE OF THE RIGHTS. Stockholders who allow the Rights received by them in the Distribution to lapse will not recognize any gain or loss, and no adjustment will be made to the basis of the Common Stock, if any, owned by such stockholders.

    Stockholders who are purchasers of the Rights will be entitled to a loss equal to their adjusted tax basis in the Rights if such Rights expire unexercised. If the Rights expire unexercised not more than one year after the stockholder's holding period began, any loss recognized on the expiration of the Rights acquired by purchase will be a short-term capital loss if Common Stock would be a capital asset in the hands of the purchaser.

    EXERCISE OF THE RIGHTS, BASIS AND HOLDING PERIOD OF COMMON
STOCK. Stockholders will not recognize any gain or loss upon the exercise of Rights. The basis of the Common Stock acquired through exercise of the Rights will be equal to the sum of the Subscription Price therefor and the stockholder's basis in such Rights (if any).

    A stockholder's holding period for the Common Stock acquired through exercise of the Rights will begin on the date the Rights are exercised.

    SALE OF COMMON STOCK. The sale of Common Stock acquired through exercise of the Rights will result in the recognition of gain or loss to the stockholder in an amount equal to the difference between the amount realized on the sale and the stockholder's adjusted basis in the Common Stock. Gain or loss on the sale of such Common Stock will be classified as short-term capital gain or loss, if the stockholder's holding period in such Common Stock is one year or less and long-term capital gain or loss if the stockholder's holding period in such Common Stock is more than one year. Under current law, generally long-term capital gains are subject to a maximum marginal tax rate of 28% for individuals, estates and trusts if the capital asset is held for more than one year but not more than 18 months, and a maximum marginal tax rate of 20% if the capital asset is held for more than 18 months.

    THE FOREGOING SUMMARY IS INCLUDED FOR GENERAL INFORMATION ONLY. ACCORDINGLY, EACH HOLDER IS URGED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR WITH RESPECT TO THE TAX CONSEQUENCES OF THE RIGHTS OFFERING APPLICABLE TO HIS OR HER OWN PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF STATE AND LOCAL INCOME AND OTHER TAX LAWS.

                               SUBSCRIPTION AGENT


    The Company has appointed American Securities Transfer & Trust, Inc. as Subscription Agent for the Rights Offering. The Subscription Agent's address, which is the address to which the Subscription Certificates and payment of the Subscription Price should be delivered, as well as the address to which Notice of Guaranteed Delivery must be delivered, and the Subscription Agent's telephone number and facsimile number, are:



             American Securities Transfer & Trust, Inc.
             Attn: John G. Harmann
             938 Quail Street
             Lakewood, CO 80215
             Tel. No.: (303) 234-5300
             Facsimile No.: (303) 234-5340


    The Company will pay the fees and expenses of the Subscription Agent, and will also agree to indemnify it from any liability which it may incur in connection with the Rights Offering.

                              PLAN OF DISTRIBUTION

    The Common Stock offered hereby is being offered by Company pursuant to the issuance of Rights directly to holders of shares of Common Stock on the Record Date. Certain employees, officers or directors of the Company may solicit responses from Holders to the Rights Offering, but such individuals will not receive any commissions or compensation for such services other than their normal employment compensation.

    The Company intends to distribute Rights and copies of this Prospectus to stockholders of record on the Record Date promptly following the effective date of the Registration Statement of which this Prospectus forms a part.

    Holders who desire to subscribe for the purchase of shares of Common Stock in the Rights Offering are urged to complete, date and sign the Subscription Certificate and return it to the Subscription Agent on or before the Expiration Date, together with payment in full of shares should be directed to the Subscription Agent.

                               INFORMATION AGENT


    The Company has appointed American Securities Transfer & Trust, Inc. as Information Agent for the Rights Offering. Any questions or requests for additional copies of this Prospectus, the Instructions or the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone number and address below.



             American Securities Transfer & Trust, Inc.
             Attn: John G. Harmann
             938 Quail Street
             Lakewood, CO 80215
             Tel. No.: (303) 234-5300
             Facsimile No.: (303) 234-5340


    The Company will pay the fees and expenses of the Information Agent and will also agree to indemnify the Information Agent from certain liabilities in connection with the Rights Offering.

                                 LEGAL MATTERS

    The validity of the authorization and issuance of the securities offered hereby and the tax matters discussed under "Certain Federal Income Tax Consequences" are being passed upon for Company by Wildman, Harrold, Allen & Dixon, Chicago, Illinois.

                                    EXPERTS


    The financial statements of PC Quote, Inc. as of December 31, 1996 and for the two year period ended December 31, 1996 incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended, have been so incorporated in reliance on the report of McGladrey & Pullen LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. The statements of operations, stockholder's equity and cash flows and related schedule for the year ended December 31, 1994 incorporated in this Prospectus by reference to the Annual Report on Form 10-K, as amended, has been so incorporated in reliance on the reports of Coopers & Lybrand L.L.P., independent accountants, given on the authority of said firm as experts in auditing and accounting.


                             CHANGE IN ACCOUNTANTS

    On July 9, 1997, McGladrey & Pullen LLP declined to stand for re-election as the independent auditors for the Company. At a meeting held August 19, 1997, the Company's Board of Directors unanimously approved the appointment of KPMG Peat Marwick LLP to be the independent auditors for the year ending December 31, 1997.

    The reports of McGladrey & Pullen LLP on the financial statements for the past two fiscal years contained no adverse opinions or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope or accounting principle, except for a going concern phrase that was included in the report relating to the Company's audited financial statements for the year ended December 31, 1996 as follows: "The accompanying financial statements have been prepared assuming that PC Quote, Inc. will continue as a going concern. As more fully described in Note 14, the Company has experienced significant operating losses, which adversely affected the Company's current results of operations and liquidity. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 14. The financial statements do not include any adjustments that might result from the outcome of this uncertainty."

    In connection with its audits for the two most recent fiscal years and through July 9, 1997, there have been no disagreements with McGladrey & Pullen LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements if not resolved to the satisfaction of McGladrey & Pullen LLP would have caused them to make reference thereto in their report on the financial statements for such years.

    The Company has requested that McGladrey & Pullen LLP furnish it with a letter addressed to the SEC stating whether or not its agrees with the above statements. A copy of such letter is filed as Exhibit 16.1 to this Registration Statement.

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS--
             DISCLOSURE OF COMMISSION'S POSITION ON INDEMNIFICATION

    Under provisions of the Company's Certificate of Incorporation, any person made a party to any lawsuit by reason of being a director or officer of the Company, or any parent or subsidiary thereof, may be identified by the Company to the full extent authorized by the General Corporation Law of the State of Delaware.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS, AND IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                            ------------------------

                               TABLE OF CONTENTS


Available Information.....................................................    2
Documents Incorporated By Reference.......................................    2
Prospectus Summary........................................................    3
Risk Factors..............................................................    7
The Company...............................................................   12
Reason For the Offering and Use of Proceeds...............................   17
Description of Capital Stock..............................................   18
Price Range of Common Stock...............................................   18
The Rights Offering.......................................................   19
Certain Federal Income Tax Consequences...................................   24
Subscription Agent........................................................   25
Plan of Distribution......................................................   25
Information Agent.........................................................   26
Legal Matters.............................................................   26
Experts...................................................................   26
Change In Accountants.....................................................   26
Indemnification of Directors and Officers--Disclosure of Commission's
  Position On Indemnification.............................................   27



                                7,402,246 SHARES


                                     [LOGO]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                   INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.


SEC Registration Fee..............................................  $   2,500
The American Stock Exchange Listing Fee...........................     17,500
Subscription Agent's fees and expenses............................     10,000
Printing fees.....................................................     20,000
Legal fees and expenses...........................................     60,000
Accounting fees and expenses......................................     50,000
Consulting fees and expenses......................................    200,000
Blue Sky fees and expenses (including legal fees).................      5,000
Miscellaneous.....................................................     15,000
  TOTAL...........................................................  $ 380,000


    The foregoing, except for the Securities and Exchange Commission registration fee and The American Stock Exchange listing fee are estimates.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Section 145(a) of the General Corporation Law of Delaware (the "DGCL") empowers a corporation to indemnify any person who was or is a party, or is threatened to be made a party, to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, employee or agent of the corporation or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his conduct was unlawful.

    Subsection 145(b) of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses actually and reasonably incurred by him in connection with the defense or settlement of such action or suit if he acted under similar standards, except that no indemnification may be made in respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine that despite the adjudication of liability such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys' fees) actually and reasonably incurred by him in connection therewith, and that indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled. It empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity or arising out of his status as such whether or not the corporation would have the power to indemnify him against such liabilities under Section 145.

    The Company's certification of incorporation provides that to the fullest extent permitted by Delaware law, the Company shall indemnify and advance indemnification expenses to all of its directors and officers. In addition, the certificate to the fullest extent permitted by Delaware law, of incorporation provides that a director shall not be liable to the Company or its stockholders for breach of fiduciary duty as a director.

    The Company has entered into indemnification agreements with each director providing for indemnification to the fullest extent permitted by Delaware law.


EXHIBIT                                                                                SEQUENTIALLY
NO.    DESCRIPTION                                                                     NUMBERED PAGE
------ --------------------------------------------------------------------------  ---------------------
  4.1  $2,500,000 Convertible Subordinated Debenture due 2001 issued by the
         Company to Physicians Insurance Company of Ohio, Inc., incorporated by reference to Exhibit 4(b) of the Company's Annual Report on Form 10-K
         for the year ended December 31, 1996.
  4.2  Form of Common Stock Purchase Warrant for 640,000 shares of the Company's
         Common Stock issued to PICO Holdings, Inc., incorporated by reference to the Company's Quarterly Report on Form 10-Q for the quarter ended June
         30, 1997.
  4.3  Form of First Amendment to Convertible Subordinated Debenture and
         Debenture Agreement, for the quarter ended June 30, 1997, incorporated by reference to Exhibit 10.2 to the Company's Report on Form 10-Q for
         the quarter ended June 30, 1997.
  4.4  Form of Common Stock Purchase Warrant for 500,000 shares of the Company's
         Common Stock issued to PICO Holdings, Inc., incorporated by reference to
         Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q for the
         quarter ended June 30, 1997.
  4.5  Form of Common Stock Purchase Warrant for 129,032 shares of the Company's
         Common Stock issued to PICO Holdings, Inc., incorporated by reference to
         Exhibit 4.1 of the Company's Report on Form 10-Q for the quarter ended
         September 30, 1997.
  4.6  Form of Common Stock Purchase Warrant for 350,000 shares of the Company's
         Common Stock issued to Imprimis Investors LLC, incorporated by reference to Exhibit 4.2 of the Company's Report on Form 10-Q for the quarter ended September 30, 1997.
  4.7  Form of Common Stock Purchase Warrant for 150,000 shares of the Company's
         Common Stock issued to Wexford Spectrum Investors LLC, incorporated by reference to Exhibit 4.3 of the Company's Report on Form 10-Q for the
         quarter ended September 30, 1997.
  4.8  Form of Common Stock Purchase Warrant for 101,500 shares of the Company's
         Common Stock issued to Imprimis Investors LLC, incorporated by reference to Exhibit 4.4 of the Company's Report on Form 10-Q for the quarter ended September 30, 1997.

EXHIBIT                                                                                SEQUENTIALLY
NO.    DESCRIPTION                                                                     NUMBERED PAGE
------ --------------------------------------------------------------------------  ---------------------
  4.9  Form of Common Stock Purchase Warrant for 43,500 shares of the Company's
         Common Stock issued to Wexford Spectrum Investors LLC, incorporated by reference to Exhibit 4.5 of the Company's Report on Form 10-Q for the
         quarter ended September 30, 1997.
  4.10 Form of Common Stock Purchase Warrant for 38,500 shares of the Company's
         Common Stock issued to Imprimis Investors LLC, incorporated by reference to Exhibit 4.6 of the Company's Report on Form 10-Q for the quarter ended September 30, 1997.
  4.11 Form of Common Stock Purchase Warrant for 16,500 shares of the Company's
         Common Stock issued to Wexford Spectrum Investors LLC, incorporated by reference to Exhibit 4.7 of the Company's Report on Form 10-Q for the
         quarter ended September 30, 1997.
  4.12 Form of Common Stock Purchase Warrant for 175,000 shares of the Company's
         Common Stock issued to Imprimis Investors LLC, incorporated by reference to Exhibit 4.8 of the Company's Report on Form 10-Q for the quarter ended September 30, 1997.
  4.13 Form of Common Stock Purchase Warrant for 75,000 shares of the Company's
         Common Stock issued to Wexford Spectrum Investors LLC, incorporated by reference to Exhibit 4.9 of the Company's Report on Form 10-Q for the
         quarter ended September 30, 1997.
  4.14 Form of Common Stock Purchase Warrant for 35,000 shares of the Company's
         Common Stock issued to Imprimis Investors LLC, incorporated by reference to Exhibit 4.10 of the Company's Report on Form 10-Q for the quarter ended September 30, 1997.
  4.15 Form of Common Stock Purchase Warrant for 15,000 shares of the Company's
         Common Stock issued to Wexford Spectrum Investors LLC, incorporated by reference to Exhibit 4.11 of the Company's Report on Form 10-Q for the
         quarter ended September 30, 1997.
  5.1  Opinion of Wildman, Harrold, Allen & Dixon
  8.1  Opinion of Wildman, Harrold, Allen & Dixon
 10.1  Vendor Agreement with the Option Price Reporting Authority, incorporated by reference to Exhibit 10.4 of the Company's Registration Statement on
         Form S-18, Commission File No. 2-90939C.
 10.2  Vendor Agreement with the New York Stock Exchange, Inc., incorporated by reference to Exhibit 10.5 of the Company's Registration Statement on
         Form S-18, Commission File No. 2-90939C.
 10.3  Vendor Agreement with the National Association of Securities Dealers,
         Inc., incorporated by reference to Exhibit 10(d) of Company's Annual
         Report on Form 10-K for the year ended December 31, 1989.

EXHIBIT                                                                                SEQUENTIALLY
NO.    DESCRIPTION                                                                     NUMBERED PAGE
------ --------------------------------------------------------------------------  ---------------------
 10.4  Amended and Restated PC Quote, Inc. Employees' Combined Incentive and
         Non-Statutory Stock Option Plan, incorporated by reference to Appendix E to Company's Proxy Statement dated July 2, 1987.
 10.5  Satellite Service Agreement dated June 12, 1991 between Company and
         SpaceCom Systems, Inc. incorporated by reference to Exhibit 10(r) to
         Company's Annual Report on Form 10-K for the year ended December 31,
         1991.
 10.6  Amendment to satellite service agreement dated September 6, 1991 between
         Company and SpaceCom Systems, Inc. incorporated by reference to Exhibit
         10(s) to Company's Annual Report on Form 10-K for the year ended
         December 31, 1991.
 10.7  Amendment to point-to-multipoint satellite network service agreement dated
         November 22, 1989 between the Company and GTE SpaceNet Satellite
         Services Corporation incorporated by reference to Exhibit 10(v) to
         Company's Annual Report on Form 10-KSB for the year ended December 31,
         1992.
 10.8  Amendment to satellite service agreement (exhibit 10(r)) dated October 4,
         1993 between Company and SpaceCom Systems, Inc. incorporated by reference to Exhibit 10(z) to Company's Annual Report on Form 10-KSB for
         the year ended December 31, 1993.
 10.9  Satellite Service Agreement dated September 15, 1994 between Company and
         SpaceCom Systems, Inc. incorporated by reference to Exhibit 11(a) to
         Company's Annual Report on Form 10-K for the year ended December 31,
         1994.
 10.10 Satellite Service Agreement dated October 15, 1993 between Company and
         SpaceCom Systems, Inc. incorporated by reference to Exhibit 11(b) to
         Company's Annual Report on Form 10-K for the year ended December 31,
         1994.
 10.11 Lease regarding office space at 300 South Wacker Drive, Chicago, Illinois dated June 1, 1994, by and between Company and Markborough 300 WJ
         Limited Partnership, incorporated by reference to Exhibit 11(e) to
         Company's Annual Report on Form 10-SKB for the year ended December 31,
         1994.
 10.12 Agreement dated November 14, 1996 between the Company and Physicians
         Insurance Company of Ohio, Inc. incorporated by reference to Exhibit
         10(p) to Company's Annual Report on Form 10-K for the year ended
         December 31, 1996.
 10.13 Employment agreement dated as of December 2, 1996 between the Company and
         Louis J. Morgan incorporated by reference to Exhibit 10(r) to Company's
         Annual Report on Form 10-K for the year ended December 31, 1996.
 10.14 Form of Loan and Security Agreement dated as of May 5, 1997 between the
         Company and PICO Holdings, Inc., incorporated by reference to Exhibit
         10.1 to Company's Quarterly Report on Form 10-Q for the quarter ended
         June 30, 1997.

EXHIBIT                                                                                SEQUENTIALLY
NO.    DESCRIPTION                                                                     NUMBERED PAGE
------ --------------------------------------------------------------------------  ---------------------
 10.15 Form of Promissory Note made by the Company to the order of PICO Holdings,
         Inc., incorporated by reference to Exhibit 10.3 to the Company's
         Quarterly Report on Form 10-Q for the quarter ended June 30, 1997.
 10.16 Form of First Amendment to Loan and Security Agreement, incorporated by reference to Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q
         for the quarter ended June 30, 1997.
 10.17 Form of Second Amendment to Loan and Security Agreement, incorporated by reference to Exhibit 10.1 of the Company's Quarterly Report on Form 10-Q
         for the quarter ended September 30, 1997.
 10.18 Form of Stock And Warrant Purchase Agreement dated as of October 15, 1997 between the Company and Imprimis Investors LLC and Wexford Spectrum
         Investors LLC, incorporated by reference to Exhibit 10.2 of the
         Company's Quarterly Report on Form 10-Q for the quarter ended September
         30, 1997.
 13.1  1996 Annual Report on Form 10K, as amended.
 13.2  Quarterly Report on Form 10-Q for the fiscal quarter ended September 30,
         1997
 16.1  Letter of McGladrey & Pullen LLP
 23.1  Consent of McGladrey & Pullen LLP
 23.2  Consent of Coopers & Lybrand L.L.P.
 23.3  Consent of Wildman, Harrold, Allen & Dixon (contained in its opinion filed as Exhibit 5.1 hereto)
 99.1  Form of Rights Certificate and Notice of Exercise


ITEM 17.  UNDERTAKINGS.

A. The undersigned registrant hereby undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement.

       (i) to include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

       (ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B. The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C. The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each employee to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each employee to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

D. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant has duly caused this Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago, State of Illinois, on November 20, 1997.


                                PC QUOTE, INC.

                                By:              /s/ JIM R. PORTER
                                     -----------------------------------------
                                                   Jim R. Porter
                                             CHAIRMAN OF THE BOARD AND
                                              CHIEF EXECUTIVE OFFICER


    Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 1 to the Registration Statement has been signed below by the following persons in the capacities on November 20, 1997.


          SIGNATURE                       TITLE
------------------------------  --------------------------

      /s/ JIM R. PORTER
------------------------------  Chairman of the Board and
        Jim R. Porter             Chief Executive Officer

      /s/ JOHN E. JUSKA
------------------------------  Chief Financial Officer
        John E. Juska

     /s/ LOUIS J. MORGAN
------------------------------  Director
       Louis J. Morgan

      /s/ RONALD LANGLEY
------------------------------  Director
        Ronald Langley

       /s/ JOHN R. HART
------------------------------  Director
         John R. Hart

   /s/ TIMOTHY K. KRAUSKOPF
------------------------------  Director
     Timothy K. Krauskopf

     /s/ WILLIAM FLOERSCH
------------------------------  Director
       William Floersch